APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Cakes andPipers Bakery LLC
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ 250.00
Petty Cash	150.00
Accounts Receivables	1,000.00
Inventory	900.00
Prepaid Expenses	480.00
Employee Advances	-
Temporary Investments	-
Total Current Assets	2,780.00
Fixed Assets:	
Land	-
Buildings	700.00
Furniture and Equipment	2,000.00
Computer Equipment	800.00
Vehicles	350.00
Less: Accumulated Depreciation	-
Total Fixed Assets	3,850.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 6,630.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 400.00
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		400.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		6,230.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		6,230.00
TOTAL LIABILITIES & EQUITY	$	**6,630.00**
Balance Sheet Check		-

I, Sherwin Pilley, certify that:

1. The financial statements of Cakes and Pipers Bakery included in this Form are true and complete in all material respects; and
2. The tax return information of Cakes and Pipers Bakery has not been included in this Form as Cakes and Pipers Bakery was formed on 02/25/2021 and has not filed a tax return to date.

Signature   *Sherwin Pilley*

Name: Sherwin Pilley

Title: Owner